Exhibit 99.1

Medigus: Polyrizon Signed an Agreement with Nurexone for Intranasal Administration of Cutting - Edge Therapy for Spinal Cord Injuries

Polyrizon will be entitled for up to $3.35 million in addition to future royalties

Tel Aviv, Israel, July 18, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that Polyrizon Ltd. (“Polyrizon”), an Israeli biotech company that specializes in innovative intranasal products in which Medigus owns 37.03%, signed a binding Collaboration Agreement with NurExone Biologic Inc. (TSXV: NRX), a biopharmaceutical company developing biologically-guided exosome therapy for patients with traumatic spinal cord injuries (“NurExone”).

Under the Collaboration Agreement, Polyrizon will use its advanced Trap and Target™ platform to develop formulations, conduct analytical development and produce technical batches of a tailored intranasal delivery system. The intranasal system is being designed for efficient delivery of Nurexone’s ExoTherapy to patients with traumatic spinal cord injuries (SCI) and may also be relevant to other indications through intranasal exosome delivery.

NurExone develops unique and proprietary exosomes (a nano scale extracellular vesicle) as biologically-guided nanocarriers, called ExoTherapy, to deliver specialized molecules to targeted areas. The delivered molecules promote an environment that induces a healing process at the target location. For SCI, NurExone will use modified siRNA sequences as the delivered therapeutic molecules.

Under the Collaboration Agreement, NurExone will cover the costs of the formulation development in an estimated amount of USD 220,000 in 3 installments upon development success and expects to be able to perform a biological efficacy study of the intranasal system within 3 quarters.

NurExone shall pay development fees to Polyrizon of up to a total of $3,350,000 upon completion of certain milestones, including the payment of an aggregate of US $500,000 upon successful completion of a Phase 2 clinical trial. Moreover, NurExone shall pay royalties based on any product sales resulting from the Collaboration Agreement. In advance stages of the collaboration, Polyrizon may assist NurExone with regulatory submissions for the United States and Europe.

Manufacturing and marketing rights for formulations under the Collaboration Agreement are exclusive to NurExone.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers.

To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

About Polyrizon

Polyrizon Ltd. is a clinical development stage biotech company focused on the development and commercialization of innovative intranasal products. The company’s products pipeline candidates are based on two technology platforms. The Capture and Contain™ (C&C™) platform, consist of mucoadhesive polymers mixture optimized to capture and contain biological assaults. The system provides the protection via an innovative 3-dimensional polymeric network, tailored to coat the inner nose surfaces, to create a physical barrier against these micro-particles and may prevent the thousands of airborne microorganisms and allergens to affect the respiratory system. The Trap and Target™ (T&T™) drug delivery platform, optimized to create a long residence time and an intimate contact with the mucosal tissue of the nose for an effective nasal drug administration with a rapid drug absorption coupled with a quick onset and avoidance of first-pass metabolism. Both C&C and T&T platform technologies have the potential to improve the quality of life for people and to improve patient outcomes by enabling customizable, preventative, and therapeutic solutions.

About NurExone Biologic Inc.

NurExone Biologic Inc. is a TSXV listed pharmaceutical company that is developing a platform for biologically-guided ExoTherapy to be delivered, non-invasively, to patients who suffered traumatic spinal cord injuries. ExoTherapy was conceptually demonstrated in animal studies at the Technion, Israel Institute of Technology. Nurexone is translating the treatment to humans, and the company holds an exclusive worldwide license from the Technion for development and commercialization of the technology

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com